September 9, 2024

Claude Maraoui
Chief Executive Officer
Journey Medical Corporation
9237 E Via de Ventura Blvd, Suite 105
Scottsdale, AZ 85258

       Re: Journey Medical Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed March 29, 2024
           File No. 001-41063
Dear Claude Maraoui:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Rakesh Gopalan, Esq.